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                               HARSCO CORPORATION                     Exhibit 12

               Computation of Ratios of Earnings to Fixed Charges

                            (In Thousands of Dollars)

                                                  Three                        YEARS ENDED DECEMBER 31
                                               Months Ended  -------------------------------------------------------------------
                                                 3/31/00        1999         1998        1997             1996          1995
                                                 -------     ----------   ---------    ---------    ------------   -------------
   Pre-tax income from continuing
        operations (net of minority interest
        in net income)                          $  31,707     $ 142,312   $ 174,874    $ 165,613    $   145,984    $     107,073

   Add fixed charges computed below                10,402        37,418      28,417       24,263         26,181           33,121

   Net adjustments for equity companies              (150)          365         139         (694)          (181)            (466)

   Net adjustments for capitalized
        interest                                       32          (535)        (10)           -              -               -

                                                 -------     ----------   ---------    ---------    ------------   -------------

   Consolidated Earnings Available
        for Fixed Charges                       $  41,991     $ 179,560   $ 203,420    $ 189,182    $   171,984    $     139,728
                                                =========     =========   =========    =========    ===========    =============

Consolidated Fixed Charges:

   Interest expense per financial
        statements (1)                          $   7,490     $  26,968   $  20,504    $  16,741    $    21,483    $      28,921

   Interest expense capitalized                         -           893         128          128            131              134

   Portion of rentals (1/3) representing
        an interest factor                          2,912         9,557       7,785        7,394          4,567            4,066

   Interest expense for equity companies
        whose debt is guaranteed (2)                    -             -           -            -              -               -

                                                ---------     ---------   ---------    ---------    ------------   -------------
   Consolidated Fixed Charges                   $  10,402     $  37,418   $  28,417    $  24,263    $    26,181    $      33,121
                                                =========     =========   =========    =========    ===========    =============

Consolidated Ratio of Earnings to
   Fixed Charges                                     4.04          4.80        7.16         7.80           6.57             4.22
                                                =========     =========   =========    =========    ===========    =============

(1)    Includes amortization of debt discount and expense.

(2) No fixed charges were associated with debt of less than fifty percent owned companies guaranteed by the Company during the five year period 1995 through 1999, and the three month period ending March 31, 2000.